                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

         For the fiscal year ended December 31, 2002

                                       or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

         For the transition period from _______________ to ______________

         Commission file number 333-34569

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                     COLLINS & AIKMAN PERSONAL SAVINGS PLAN
                             250 STEPHENSON HIGHWAY
                              TROY, MICHIGAN 48083

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

                          COLLINS & AIKMAN CORPORATION
                             250 STEPHENSON HIGHWAY
                              TROY, MICHIGAN 48083
                                  248-824-2500

                              REQUIRED INFORMATION

The following financial statements for the Collins and Aikman Personal Savings Plan are being filed herewith:

DESCRIPTION                                                                                                 PAGE(S)
Report of Independent Auditors................................................................................. F-1

Statement of Net Assets Available for Benefits................................................................. F-2

Statement of Changes in Net Assets Available for Benefits...................................................... F-3

Notes to Financial Statements.................................................................................. F-4

Schedule of Assets Held for Investment Purposes................................................................F-11

Schedule of Reportable Transactions............................................................................F-12

The following exhibits are being filed herewith:

EXHIBIT NO.                                      DESCRIPTION
     23-1         Consent of Independent Auditors..............................................................F-13

     99-1         Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Chapter 63,
                  Title 18 U.S.C. 1350(a) and (b)..............................................................F-14

                                   SIGNATURES

The Plan - Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                      Collins & Aikman Personal Savings Plan




                      By:  /s/ Gregory L. Tinnell
                           ---------------------------
                      Gregory L. Tinnell
                      Chairman
                      Collins & Aikman Benefits Committee

COLLINS & AIKMAN PERSONAL
SAVINGS PLAN
REPORT ON AUDITS OF FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE
AT DECEMBER 31, 2002 AND 2001 AND
FOR THE YEAR ENDED DECEMBER 31, 2002

COLLINS & AIKMAN PERSONAL SAVINGS PLAN
INDEX TO FINANCIAL STATEMENTS AND SCHEDULE
--------------------------------------------------------------------------------


                                                                                                            PAGE(S)
REPORT OF INDEPENDENT AUDITORS..................................................................................F-1

FINANCIAL STATEMENTS
Statement of Net Assets Available for Benefits..................................................................F-2

Statement of Changes in Net Assets Available for Benefits.......................................................F-3

Notes to Financial Statements...........................................................................F-4 to F-10

SUPPLEMENTAL SCHEDULE
Schedule of Assets Held for Investment Purposes................................................................F-11

Schedule of Reportable Transactions............................................................................F-12

                         REPORT OF INDEPENDENT AUDITORS


To the Participants and Administrator of Collins & Aikman Personal Savings Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Collins & Aikman Personal Savings Plan (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes and the supplemental schedule of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




June 26, 2003

COLLINS & AIKMAN PERSONAL SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

                                                                                          2002               2001
ASSETS
Investments, at fair value (Notes 2, 3)
  Participation in mutual funds
    Equities                                                                          $ 80,601,521       $ 71,367,402
    Fixed income                                                                         7,045,563          3,022,069
    Foreign                                                                              4,682,810          3,647,270
  Collective trust fund                                                                 50,467,959         32,904,378
  Common stock                                                                          45,051,362          2,309,638
  Participant loans receivable                                                           5,045,506          2,098,552
                                                                                      ------------       ------------
       Total investments                                                               192,894,721        115,349,309
Receivables
  Dividends receivable                                                                     305,218
  Employer contribution                                                                    139,827             71,525
  Participant contribution                                                                 763,832            333,473
                                                                                      ------------       ------------
       Total receivables                                                                 1,208,877            404,998
                                                                                      ------------       ------------
       TOTAL ASSETS                                                                    194,103,598        115,754,307
                                                                                      ------------       ------------

LIABILITIES
Accrued administrative expenses                                                             33,738             41,541
                                                                                      ------------       ------------
       Net assets available for plan benefits                                         $194,069,860       $115,712,766
                                                                                      ============       ============







    The accompanying notes are an integral part of the financial statements.

COLLINS & AIKMAN PERSONAL SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2002
--------------------------------------------------------------------------------

ADDITIONS
Investment activity
  Net depreciation in fair value of investments (Note 2)                               $ (28,447,074)
  Interest income                                                                             67,652
  Dividend income                                                                          4,884,467
                                                                                       -------------
       Total investment activity                                                         (23,494,955)

Contributions
  Employer contribution                                                                    6,125,604
  Participant contribution                                                                19,826,958
  Transfer from other plans                                                               93,935,435
  Rollover contribution                                                                      680,140
                                                                                       -------------
       Total contributions                                                               120,568,137
                                                                                       -------------
       Total additions                                                                    97,073,182

Benefits paid to participants                                                             18,329,873
Administrative expenses                                                                      386,215
                                                                                       -------------
       Total deductions                                                                   18,716,088
                                                                                       -------------
       Net decrease                                                                       78,357,094

Net assets available for benefits
  Beginning of year                                                                      115,712,766
                                                                                       -------------
  End of year                                                                          $ 194,069,860
                                                                                       =============







    The accompanying notes are an integral part of the financial statements.

COLLINS & AIKMAN PERSONAL SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


   1.  DESCRIPTION OF THE PLAN

       The following description of the Plan provides only general information. For a more complete description of the plan provisions, participants should refer to the Plan agreement.

       GENERAL
       The Collins & Aikman Personal Savings Plan (the "Plan"), is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, which is sponsored by Collins & Aikman Products Co. (the "Company"). United Missouri Bank (the "Trustee"), serves as the trustee of the Plan. The Trustee acts as custodian for the Plan's assets, executes primarily all investment transactions and provides periodic reports to the Plan's administrators.

       PLAN MERGERS AND ACQUISITIONS
       The Company and its affiliates completed three acquisitions in 2001:
       Becker Group L.L.C. ("Becker"), was completed in July 2001; Joan Automotive Industries, Inc. and its affiliated yarn dyeing operation, Western Avenue Dyers, L.P. (collectively, "Joan"), was completed in September 2001; and Textron Automotive Company's automotive trim division ("TAC-Trim"), was completed in December 2001.

       Becker sponsored five separate defined contribution, 401(k) savings plans for its eligible salaried, non-union hourly and union employees. In connection with the Becker acquisition, the Company agreed to direct trust-to-trust transfers to the Plan from the Becker plans of the aggregate account balances of employees of Becker who continue in the employ of the Company. Eligible Becker employees who continue in the employ of the Company from and after January 1, 2002 are covered by the Plan. The assets merged into the Plan in April 2002 from the Becker plans consisted of cash and the notes evidencing loans made to participants under the Becker plans prior to their merger with and into the Plan.

       Prior to the acquisitions, the Joan and TAC-Trim employees participated in defined contribution, 401(k) savings plans sponsored by their respective parent companies. In connection with the Joan and TAC-Trim acquisitions, the Company agreed to direct trust-to-trust transfers to the Plan from each of the Joan and TAC-Trim 401(k) plans of the aggregate account balances of employees of Joan and TAC-Trim who continue in the employ of the Company. The assets transferred to the Plan from the Joan 401(k) plan consisted of cash and the notes evidencing loans made to participants under the Joan 401(k) plan. The assets transferred to the Plan from the TAC-Trim 401(k) plan consisted of cash, the notes evidencing loans made to participants under the TAC-Trim 401(k) plan and 1,062,156.856 shares of Textron Inc. common stock. The Company has agreed to maintain the Textron Inc. common stock as a frozen investment fund alternative under the Plan through December 31, 2004.

       The following table summarizes the assets transferred into the plan during 2002:

                                                       TEXTRON          PARTICIPANT
                                     CASH               STOCK              LOANS              TOTAL
       TAC-Trim                  $18,785,540         $51,429,635          $2,095,553        $72,310,728
       Joan                        5,235,161                                 101,191          5,336,352
       Becker                     15,699,985                                 588,370         16,288,355
                                 -----------         -----------          ----------        -----------
       Total                     $39,720,686         $51,429,635          $2,785,114        $93,935,435
                                 ===========         ===========          ==========        ===========

COLLINS & AIKMAN PERSONAL SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

       PLAN AMENDMENTS
       The Plan has not yet been amended to reflect the acquisitions made in 2001. The Plan will be amended in 2003 to (i) reflect the eligibility of participants from Becker, Joan and TAC-Trim, (ii) allow TAC-Trim participants to continue to invest in Textron Inc. common stock through December 31, 2004 and (iii) reflect the merger of the Becker individual 401(k) plans into the Plan.

       The Plan was amended to reflect that effective April 1, 2002, all salaried and non-union hourly employees whose annual base salary is in excess of $60,000 (Discretionary Match Group as defined by the Plan), as of the last day of the plan year, will no longer receive automatic matching contribution. Also, at the discretion of the board of directors, a matching contribution may be made to the Discretionary Match Group.

       CONTRIBUTIONS
       Generally, participants may elect to make contributions to the Plan on a before-tax basis of up to 10% of eligible compensation and on an after-tax basis of up to 10% of eligible compensation. Percentages withheld from eligible compensation on behalf of an employee must be in multiples of 1% and cannot exceed 20%.

       The Company matches contributions for salaried employees at 70% for the first 3% of a participant's before tax compensation that has been contributed and 50% for the next 3% of a participant's before tax compensation. There are also separate provisions for union hourly. Generally, the Company matches contributions for hourly employees at 50% on the first 6% of a participant's before-tax compensation that has been contributed.

       All contributions made on behalf of a participant shall be invested as designated by the participant in multiples of 1% in investment funds specified by the Plan agreement.

       The following separate elective investment funds were available as of December 31, 2002, to the participants for the purpose of investing their salary deferred contributions, after tax contributions and the Company's matching and discretionary contributions.

       MUTUAL FUNDS - EQUITIES

       - The J.P. Morgan/American Century Strategic Allocation Mutual Fund - emphasizes stocks in its portfolio, but maintains considerable holdings in bonds and cash to decrease overall price volatility. The fund has a target mix of sixty percent in stocks, thirty percent in bonds and ten percent in money market securities.

       - The J.P. Morgan/American Century Growth and Income Mutual Fund - typically invests in larger-sized companies. The growth & income fund targets stocks with a higher expected dividend yield and higher overall return potential than the S&P 500.

       - The J.P. Morgan/American Century JPMP SmartIndex Mutual Fund - invests primarily in a target range of larger U.S. companies, such as those in the S&P 500 Index. The "SmartIndex" fund seeks to invest in approximately 350 of the most attractive stocks within that range among several industries.

       - The J.P. Morgan/American Century JPMP U.S. Small Company Mutual Fund - invests primarily in stocks of small and medium U.S. companies and seeks to outperform the Russell 2500 Index.

COLLINS & AIKMAN PERSONAL SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

       MUTUAL FUNDS - EQUITIES (continued)
       - The J.P. Morgan/American Century Ultra Mutual Fund - invests in stocks of medium to large companies with accelerating earnings and revenue trends.

       - A Charles Schwab & Co., Inc. Personal Choice Retirement Account Plan - offers a wide range of investment opportunities including: mutual funds, listed and over-the-counter-stocks, certificate of deposits, money market funds, and federally backed investments and bonds.

       MUTUAL FUNDS - FIXED INCOME
       - The J.P. Morgan/American Century JPMP Bond Mutual Fund - the fund assets are actively allocated primarily among broad sectors of the U.S. fixed income market. Generally, at least 65 percent of the bond funds investments are invested in securities rated A or better.

       MUTUAL FUNDS - FOREIGN
       - The J.P. Morgan/American Century International Growth Mutual Fund - attempts to invest at least 65 percent of its assets in companies with accelerating earnings and revenues from at least three countries outside the United States.

       COLLECTIVE TRUST FUNDS
       - The J.P. Morgan/American Century Stable Asset Collective Trust Fund - invests primarily in guaranteed investment contracts (GIC's) issued by major financial institutions.

       COMMON STOCK
       -  Common stock of Collins & Aikman Corporation.
       -  Common stock of Textron, Inc.

       PARTICIPANT ACCOUNTS
       Two participant contribution accounts and one Company contribution account are maintained for each participant to account for his or her balance in the Plan. The two participant contribution accounts consist of before-tax and after-tax contributions. The Company contribution account consists of Company matching contributions. The accounts for all participants are valued at their fair market value on the valuation date (on a daily basis) in accordance with the Plan agreement.

       Each participant's account is credited with the participant's contribution and an allocation of the Company's matching contribution and Plan earnings. Allocations are based on participant earnings or account balances as defined by the Plan. The benefit to which a participant is entitled is the balance of the participant's vested account.

       VESTING
       Participants are vested immediately in their contributions plus actual earnings thereon. Salaried and Non-union hourly participants are fully vested in Company matching contributions after three years of service. Collectively Bargained Participants are fully vested in Company matching contributions after five years of service.

       PARTICIPANT LOANS
       Participants may elect to borrow from their before-tax and after-tax savings accounts in an amount not to exceed the lesser of 50% of their vested account balance in the Plan or $50,000. Loans may have a maximum term of four years and will be repaid through payroll deductions. Participants are charged interest in accordance with the Plan's provisions. Interest paid by the participant is credited to their individual participant accounts.

COLLINS & AIKMAN PERSONAL SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------




       PAYMENT OF BENEFITS
       On termination of service due to death, disability or retirement, a participant or participant's beneficiary may elect to receive a distribution equal to the value of their vested individual account as of the valuation date in either a lump sum amount or in periodic installments as outlined in the Plan agreement. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump sum distribution.

       FORFEITED ACCOUNTS
       Participants who terminate service without a fully vested interest, forfeit any nonvested balance in their Company contribution account balance as of the valuation date coincident with or following his or her termination of service. The forfeited funds will be applied to payment of administrative expenses, to the extent determined by the Administration Committee, and thereafter, any unallocated forfeitures may be allocated to the accounts of eligible participants or used to reduce the Company's future matching contributions. During 2002, $396,857 in forfeitures were available to be applied to the payment of administrative expenses and to reduce the Company's matching contributions.


   2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       GENERAL
       The accompanying financial statements have been prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America. Administrative expenses, including compensation and expenses of the Trustee, are borne by the Plan while expenses incidental to the purchase and sale of investments are reflected in the cost of the related securities. Certain expenses related to the administration of the Plan have been borne by the Company.

       INVESTMENT VALUATION AND INCOME RECOGNITION
       The Plan's investments are stated at fair value and are based upon quoted market prices. Realized gains (losses) are determined as the difference between sales proceeds and the value of investments at the beginning of the plan year or the cost of investments if purchased during the year. Unrealized appreciation (depreciation) is determined as the difference between the value of investments at the end of the plan year and the value of investments at the beginning of the plan year or the cost of the investments if purchased during the current year. Interest income is recognized on the accrual basis, and dividend income is recorded on the dividend declaration date.

       The Plan presents, in the statement of changes in net assets, the net appreciation (depreciation) in the fair value of its investments, which consist of the realized gains or losses and the unrealized appreciation (depreciation) of those investments.

COLLINS & AIKMAN PERSONAL SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

       INVESTMENT VALUATION AND INCOME RECOGNITION (continued)
       One investment option currently available to plan participants is the JP Morgan/American Century Stable Asset Fund. The fund consists of investments of assets of participating tax-qualified pension and profit sharing plans and related trusts, governmental plans, guaranteed investment contracts and cash or other readily marketable assets. The Fund may be party to guaranteed investment contracts, bank investment contracts and agreements to resell securities purchased as well as other collective stable value funds. Investment contracts are valued at contract value and investments in other stable value funds at cost, which represents contributions made plus interest accrued at the contract rate, less withdrawals. The trustee of the fund has determined that contract value approximates fair value. In determining that contract value approximates fair value, the trustee considers such factors as the benefit responsiveness of the investment contracts, the ability of the parties to the investment contract to perform in accordance with the terms of the contracts, and the likelihood that plan-directed withdrawals would result in payments to plan participants at amounts other than contract value.


       USE OF ESTIMATES
       The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.


       RISKS AND UNCERTAINTIES
       The Plan provides for various investment options in mutual funds and other investment securities. Investment securities are exposed to various risks, including interest rate, market and credit risks. Due to the level of risk anticipated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participant's account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.


       PAYMENT OF BENEFITS
       Benefits are recorded when paid.

COLLINS & AIKMAN PERSONAL SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


   3.  INVESTMENTS

       The following investments represent 5 percent or more of the Plan's net assets as of December 31, 2002 and 2001:


                                                                                   2002                        2001
PARTICIPATION IN MUTUAL FUNDS
American Century Strategic Allocation: Moderate Fund
(4,358,299 and 2,503,594 units, respectively)                                 $  22,881,071               $  14,796,240
American Century Income & Growth Fund
(655,759 and 509,508 units, respectively)                                        14,256,209                  13,935,053
J.P. Morgan "SmartIndex" Fund
(1,801,383 and 1,238,609 units, respectively)                                    18,536,236                  16,882,235
American Century Ultra Fund
(937,079 and 764,731 units, respectively)                                        19,847,342                  21,137,175

COLLECTIVE TRUST FUND
American Century Stable Asset Fund
(50,467,959 and 32,904,378 units, respectively)                                  50,467,959                  32,904,378

COMMON STOCK
Textron, Inc. common stock
(937,868 and 0 shares, respectively)                                             40,321,766                          --


       During 2002, the Plan's investments (including gains and losses on investments bought and sold as well as held during the year) depreciated as follows:

                                                                                   2002
Mutual funds                                                                  $ (26,265,230)
Common stock                                                                     (2,181,844)
                                                                              -------------
Total                                                                         $ (28,447,074)
                                                                              =============

   4.  PARTY-IN-INTEREST TRANSACTIONS

       Certain Plan investments include shares of mutual funds managed by J.P. Morgan/American Century. J.P. Morgan/American Century is the record-keeper for participant's current balances and activity and, therefore, these transactions qualify as party-in-interest transactions. Also, transactions to acquire shares of the Company's stock as an investment option to participants qualify as party-in-interest transactions.

   5.  PLAN TERMINATION

       Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the plan, subject to the provisions of ERISA. In the event of Plan termination, all participants will become vested 100% in their account balances in accordance with the Plan agreement.

COLLINS & AIKMAN PERSONAL SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------



   6.  TAX STATUS

       The Plan received an updated determination letter from the Internal Revenue Service dated June 13, 2002, which covered amendments adopted through January 16, 1997 and proposed amendments through December 31, 2002, stating that the Plan was in accordance with applicable plan design requirements and qualified for tax exempt status. The Plan has been amended since receiving the determination letter, however, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of Internal Revenue Code.

   7.  SUBSEQUENT EVENTS

       Effective April 1, 2003, the Company amended the Plan to reflect a change in the matching contributions for salaried employees to 50% for the first 5% of a participant's before tax compensation that has been contributed. This matching contribution is limited to a maximum of $1,500 per participant per plan year beginning after December 31, 2002. Also, effective January 1, 2003, the Company made a special one time matching contribution, to each salaried employee whose annual base salary rate exceeded $60,000 as of March 31, 2003. The amount of the matching contribution was equal to 50% of the first 5% of a participant' before tax compensation for the period beginning January 1, 2003 and ending March 31, 2003 not to exceed $1,500.

       Effective May 31, 2003, the Company amended the Plan to reflect a change in the matching contributions for salaried and non-union hourly employees, except for certain non-union hourly employees at certain excluded locations. Effective May 31, 2003, the Company shall make no matching contributions with respect to any before tax savings contribution made on or after June 1, 2003. The Company shall, at the discretion of the board of directors, have the option to make matching before tax contributions to participants

COLLINS & AIKMAN PERSONAL SAVINGS PLAN
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
AT DECEMBER 31, 2002
--------------------------------------------------------------------------------

(a)                   (b)                               (c)                               (d)              (e)
                                                                                                         CURRENT
               IDENTITY OF ISSUER                DESCRIPTION OF INVESTMENTS                               VALUE

 *        J.P. Morgan/American Century      Income & Growth Fund - 655,759 units           **       $    14,256,209
 *        J.P. Morgan/American Century      Stable Asset Fund - 50,467,959 units           **            50,467,959
 *        J.P. Morgan/American Century      JPMP Bond Fund - 692,779 units                 **             7,045,563
 *        J.P. Morgan/American Century      JPMP Small Co. Fund - 451,114 units            **             4,497,608
 *        J.P. Morgan/American Century      JPMP SmartIndex Fund - 1,801,383 units         **            18,536,236
          Textron, Inc.                     Common Stock - 937,868 shares                  **            40,321,766
 *        Collins & Aikman Corporation      Common Stock - 1,063,174 shares                **             4,729,596
 *        J.P. Morgan/American Century      Ultra Fund - 937,079 units                     **            19,847,342
 *        J.P. Morgan/American Century      International Growth Fund - 733,983 units      **             4,682,810
 *        J.P. Morgan/American Century      Strategic Allocation: Moderate -
                                            4,358,299 units                                **            22,881,071
          Charles Schwab                    Self-directed Investments - 583,055 units      **               583,055
 *        J.P. Morgan/American Century      Participants loans (interest rates range
                                            from 6% to 14%)                                **             5,045,506
                                                                                                    ---------------

                                                                                                    $   192,894,721
                                                                                                    ===============

 * Represents a Party-in-interest to the Plan.
** Cost omitted for participant directed funds as permitted by ERISA.

COLLINS & AIKMAN PERSONAL SAVINGS PLAN
SCHEDULE OF REPORTABLE TRANSACTIONS
AT DECEMBER 31, 2002
--------------------------------------------------------------------------------

       (a)                               (b)                               (c)                (d)              (e)          (f)


                                                                        PURCHASE            SELLING           LEASE        EXPENSE
IDENTITY OF PARTY INVOLVED        DESCRIPTION OF ASSET                    PRICE              PRICE            RENTAL       INCURRED
American Century                  Ultra Fund                             6,197,648
J.P. Morgan                       Institutional Smart Index Fund         8,995,747
SEI Trust                         Stable Asset Fund                     14,760,794
Collins & Aikman                  Company Stock                                            1,928,079
Collins & Aikman                  Company Stock                          6,381,227



       (g)                              (h)                                (i)
                                      CURRENT
                                   VALUE OF ASSET
      COST OF                      ON TRANSACTION                        NET GAIN
       ASSET                            DATE                             OR (LOSS)
      6,197,649                       6,197,649
      8,995,747                       8,995,747
     14,760,794                      14,760,794
      1,947,143                       1,928,079                           (19.063)
      6,381,227                       6,381,227

                                 EXHIBIT INDEX

EXHIBIT NO.         DESCRIPTION

EX-23.1             Consent of Independent Auditors

EX-99.1 Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Chapter 63, Title 18 U.S.C. 1350(a) and (b))